UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

CNote Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2784287

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

CNote Notes

(Title of each class of securities issues pursuant to Regulation A)

2323 Broadway, Oakland, California 94612

(Full mailing address of principal executive offices)

800-449-6275

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

This Special Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(3) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-11301, which was qualified by the Commission in February 25, 2021.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to CNote Group, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2021 and the for the Six Months Ended June 30, 2020

Salaries and employee benefits increased to approximately $571,000 for the six months ended June 30, 2021 from approximately $372,000 for the comparable period in the prior year, due to increased staffing to support the growth of business operations.

Professional services increased to approximately $415,000 for the six months ended June 30, 2021 from approximately $203,000 for the comparable period in 2020, due to higher use of these services in support of increased business activities.

General and administrative expenses increased to approximately $130,000 for the six months ended June 30, 2021 from approximately $116,000 for the comparable period in the prior year. General and administrative expenses increased primarily as a result of higher payroll taxes and service fees, as our Company expanded normal business operations.

Sales and marketing expenses increased to approximately $35,000 for the six months ended June 30, 2021 from $8,000 for the comparable period in the prior year. Sales and marketing expenses increased primarily as a result of return to normal marketing activities that were not possible in 2020 due to COVID-19 risks.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2021 of approximately $4,492,000. We expect to incur substantial expenses and generate continued operating losses until we generate gross profits sufficient to cover our operating expenses. At June 30, 2021, the Company had cash on hand of approximately $3,950,000.

Cash Flows from Operating Activities

Cash used in operating activities was approximately $485,000 during the six months ended June 30, 2021. The Company used approximately $230,000 in cash flows from operations during the comparable period in the prior year. The cash flows used in operations were for increased expenses related to business expansion, as discussed above.

Cash Flows from Investing Activities

Cash used in investing activities increased to approximately $29,212,000 during the six months ended June 30, 2021 from $7,910,000 for the comparable period in the prior year. The cash used in investing activities is primarily for lending to CDFIs and short-term investments in depository products at CDFI and mission-driven banks and credit unions.

Cash Flows from Financing Activities

Cash provided by financing activities increased to $29,386,000 during the six months ended June 30, 2021 from approximately $8,365,000 for the comparable period in the prior year. The cash provided by financing activities is primarily originated from the net borrowings on notes payable.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of consolidated financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the year ended December 31, 2020 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ended December 31, 2021 or for future periods.

CNote Group, Inc.

Consolidated Financial Statements as of and for the Six-Month Periods Ended June 30, 2021 and June 30, 2020

and as of and for the Year Ended December 31, 2020

Table of Contents

Consolidated Balance Sheets	Page F-2

Consolidated Statements of Operations	Page F-3

Consolidated Statements of Stockholders’ Equity	Page F-4

Consolidated Statements of Cash Flows	Page F-5

Notes to the Consolidated Financial Statements	Page F-6

F-1

CNote Group, Inc.

Consolidated Balance Sheets

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	June 30, 2021	December 31, 2020

Assets
Cash and cash equivalents	$3,950,454	$4,262,597
Interest-bearing deposits in banks	46,735,775	25,559,251
Accrued interest receivable	818,975	673,429
Loans held for investment
Loans held for investment at amortized cost	20,849,744	22,478,636
Loans held for investment at fair value	19,372,265	9,707,490
Allowance for loan losses	(414,264)	(523,458)
Net loans held for investment	39,807,745	31,662,668

Other assets	25,072	167,468
Total assets	$91,338,021	$62,325,413

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$67,664,672	$47,943,881
Notes payable held at fair value	19,372,265	9,707,490
Accrued interest payable	973,187	626,549
Deferred revenue	165,463	403,305
Other liabilities	21,555	56,381
Total liabilities	88,197,142	58,737,606

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity:
Series seed preferred stock; par value of $0.00001 per share; 11,009,805 shares authorized; 10,851,841 shares issued and outstanding as of June 30, 2021 and December 31, 2020 (liquidation preference value of $6,815,740 as of June 30, 2021 and December 31, 2020)	109	109
Common stock; par value of $0.00001 per share; 22,200,000 shares authorized; 6,653,525 shares issued and outstanding as of June 30, 2021 and December 31, 2020	67	67
Additional paid in capital	7,632,781	7,631,519
Accumulated deficit	(4,492,078)	(4,043,888)
Total stockholders' equity	3,140,879	3,587,807
Total liabilities and stockholders' equity	$91,338,021	$62,325,413

See accompanying notes to the consolidated financial statements

F-2

CNote Group, Inc.

Consolidated Statements of Operations (Unaudited)

For the Six-Month Periods Ended June 30, 2021 and June 30, 2020

	2021	2020

Operating Revenues
Interest income on loans	$681,243	$402,926
Other interest income	73,775	9,850
Total interest income	755,018	412,776
Interest expense	557,514	324,453
Net interest income	197,504	88,323
Provision for loan losses	(109,194)	114,988
Net interest income (loss) after provision for loan losses	306,698	(26,665)

Other Income
Service fees	243,165	376,923
Grants received	153,849	-
Total other income	397,014	376,923
Net Revenue	703,712	350,258

Operating Expenses
Salaries and employee benefits	570,743	372,168
Professional services	414,829	202,785
General and administrative	129,879	115,963
Sales and marketing	34,851	8,313
Total operating expenses	1,150,302	699,229

Net operating loss	(446,590)	(348,971)

Non-operating interest expense	-	(27,923)

Net loss before taxes	(446,590)	(376,894)

Provision for income taxes	1,600	-

Net loss	$(448,190)	$(376,894)

Weighted average common shares outstanding - basic and diluted	6,653,525	6,073,363
Basic and diluted net loss per share	$(0.07)	$(0.06)

See accompanying notes to the consolidated financial statements.

F-3

CNote Group, Inc.

Consolidated Statements of Stockholders' Equity

For the Six-Month Period Ended June 30, 2021 (unaudited) and for the Year Ended December 31, 2020 (audited)

	Series Seed Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
December 31, 2019 (audited)	-	$-	6,018,750	$60	$17,492	$(2,593,988)	$(2,576,436)
Issuance of series seed preferred stock for cash and notes, net of offering costs	4,822,427	48	-	-	3,303,924	-	3,303,972
Conversion of convertible notes and accrued interest to series seed preferred stock	3,169,533	32	-	-	1,804,664	-	1,804,696
Beneficial conversion feature of convertible notes	-	-	-	-	431,415	-	431,415
Conversion of SAFEs to series seed preferred stock	2,859,881	29	-	-	2,019,619	-	2,019,648
Exercise of options to purchase common stock	-	-	634,775	7	37,260	-	37,267
Stock-based compensation	-	-	-	-	17,145	-	17,145
Net loss	-	-	-	-	-	(1,449,900)	(1,449,900)
December 31, 2020 (audited)	10,851,841	109	6,653,525	67	7,631,519	(4,043,888)	3,587,807
Stock-based compensation	-	-	-	-	1,262	-	1,262
Net loss	-	-	-	-	-	(448,190)	(448,190)
June 30, 2021 (unaudited)	10,851,841	$109	6,653,525	$67	$7,632,781	$(4,492,078)	$3,140,879

See accompanying notes to the consolidated financial statements.

F-4

CNote Group, Inc.

Consolidated Statements of Cash Flows (Unaudited)

For the Six-Month Periods Ended June 30, 2021 and June 30, 2020

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(448,190)	$(376,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,842	38,561
Amortization of offering costs recorded as debt discounts	-	10,500
Stock-based compensation	1,262	14,829
Provision for loan losses	(109,194)	114,988
Changes in operating assets and liabilities:
Accrued interest receivable	(145,546)	(241,125)
Other assets	130,554	3,157
Other liabilities	(34,826)	(5,881)
Deferred revenues	(237,842)	(126,923)
Accrued interest payable	346,638	338,717
Net cash used in operating activities	(485,302)	(230,071)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(8,035,883)	(5,659,838)
Net investment in interest-bearing accounts	(21,176,524)	(2,250,566)
Net cash used in investing activities	(29,212,407)	(7,910,404)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	29,385,566	7,709,629
Exercise of options to purchase common stock	-	30,701
Issuance of convertible notes	-	625,000
Net cash provided by financing activities	29,385,566	8,365,330
Increase (decrease) in cash and cash equivalents	(312,143)	224,855
Cash and cash equivalents, beginning balance	4,262,597	1,360,834
Cash and cash equivalents, ending balance	$3,950,454	$1,585,689

Supplemental disclosures of cash flow information:
Cash paid for interest	$210,876	$79,950
Cash paid for income taxes	$1,600	$-

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote empowers individuals and institutions to invest locally to further economic equality, racial justice, and gender equity, and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository products provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities through partnerships with Community Development Financial Institutions (“CDFIs”) and Low Income Designated financial institutions dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors higher rates of return on their investments than are available to them through more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company earns revenue in a few ways. In addition to the spread (the difference between the rates CNote earns from its CDFI partners and the rates it pays to its investors), CNote performs fee-based services and consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting Black, Indigenous, and People of Color (“BIPOC”) communities and promoting social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to the needs of institutional clients who invest in CDFIs directly.

The Company is still in the early stages of developing its business. Accordingly, certain risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated net income from principal operations. Until such time that profitable operations can be achieved, the Company is reliant on financing to support operations.

On August 25, 2020, the Company entered into a Series Seed financing. The capital raised has been used to develop and maintain the Company’s platform, to fund legal expenses, for marketing and advertising, for expanding operations, and for other general corporate purposes. During the next 12 months, the Company intends to fund its operations through increased operating revenues and potentially through the sale of equity and/or debt securities to third parties and related parties. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins sufficiently to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

F-6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs, loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

Interest-bearing Deposits in Banks

In connection with its cash management product, the Company makes interest-bearing deposits for the benefit of its customers in CDFI or Low Income Designated depository institutions located in the United States of America. Deposits include certificates of deposits with terms of six to 24 months bearing interest at 0.05% to 0.80%, and money market accounts with variable rates of interest. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000.  At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans receivable and notes payable and interest receivable and payable.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. See Note 4.

F-7

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at June 30, 2021 and December 31, 2020:

June 30, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$19,372,265	$19,372,265
Total assets	$-	$-	$19,372,265	$19,372,265
Liabilities:
Notes payable	$-	$-	$19,372,265	$19,372,265
Total liabilities	$-	$-	$19,372,265	$19,372,265

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$9,707,490	$9,707,490
Total assets	$-	$-	$9,707,490	$9,707,490
Liabilities:
Notes payable	$-	$-	$9,707,490	$9,707,490
Total liabilities	$-	$-	$9,707,490	$9,707,490

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans receivable and the notes payable used to fund the loans receivable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30 month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans receivable and related notes payable can be due on demand within one year.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in the periods ended June 30, 2021 and December 31, 2020. Amortization of capitalized software development costs recorded to expense was $11,842 and $38,561 for the six months ended June 30, 2021 and 2020, respectively. Accumulated amortization as of June 30, 2021 and December 31, 2020 was $226,040 and $ 214,197, respectively.

Simple Agreements for Future Equity (“SAFEs”)

In the past, the Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing.

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10.

In accordance with their terms, the SAFEs were converted to 2,859,881 shares of Series Seed Preferred Stock (“Preferred Stock”) in the Company’s Series Seed financing in 2020. At the conversion date, the SAFEs were recorded at their fair value by recognizing a loss on change in fair value of $400,148. See Notes 4 and 7.

F-8

Convertible Promissory Notes

In the past, the Company has issued several Convertible Promissory Notes (“convertible notes”).

In accordance with their terms, the convertible notes, and accrued interest totaling $79,036, were converted to 3,169,533 shares of Preferred Stock in the Company’s Series Seed financing in August 2020. Upon conversion, the notes’ embedded contingent beneficial conversion feature was no longer contingent and resulted in a discount and immediate accretion of such discount in the amount of $431,415, which was recognized as interest expense from beneficial conversion feature of convertible notes in 2020. See Note 7.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. See Note 7.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions with CDFIs and Low Income Designated financial institutions. The Company earns interest on its deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company and CDFIs and Low Income Designated financial institutions. Interest income is recorded based on the terms of the master promissory agreement with each CDFI Loan Fund or the terms of Money Market or Certificate of Deposit agreements with Banks and Credit Unions. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through the Company’s online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include provision for loan loss reserve.

CNote also generates revenue from the consulting work on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting BIPOC communities and promoting social justice. The consulting work leverages CNote’s knowledge, expertise and technology in identifying, underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. The technology built for internal underwriting and monitoring CDFIs can be customized to the needs of institutional clients who invest in CDFIs directly. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

F-9

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition.

Loan Loss Reserve

The Company establishes a reserve, currently at two percent, for potential losses on loans extended to CDFI Loan Funds, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve was determined based on industry norms and trends, as well as the Company’s historical experience. Since commencing operations, the Company has experienced no delinquencies or charge-offs of loans to CDFIs.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

Effective July 1, 2020, the Company adopted fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At June 30, 2021 and December 31, 2020, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the six months ended June 30, 2021 and 2020 as they are anti-dilutive. The Common Stock equivalents excluded from diluted loss per share total 4,278,156 and 1,500,000 share equivalents for the six months ended June 30, 2021 and 2020, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of June 30, 2021, CNote has extended loans to 22 CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., its wholly-owned subsidiary, CNote Lending, LLC, and CNote Trust, of which CNote is trustee. All intercompany accounts and transactions have been eliminated in consolidation.

F-10

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified for the six months ended June 30, 2020 to conform with the presentation for the six months ended June 30, 2021.

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of June 30, 2021, the Company has outstanding loans and interest receivable from 22 CDFI borrowers in the gross carrying amount of approximately $41,431,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.5% per annum. The loans mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4.

During the six months ended June 30, 2021 and 2020, respectively, the Company was repaid approximately $5,370,000 and $2,987,000 on the principal of loans receivable which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $414,264 and $523,458 as of June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021 and December 31, 2020, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the six months ended June 30, 2021 and the year ended December 31, 2020.

The table below summarizes the changes in the allowance for credit losses for the six months ended June 30, 2021 and the year ended December 31, 2020:

Allowance for loan losses, December 31, 2019 (audited)	$359,020
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	164,438
Allowance for loan losses, December 31, 2020 (audited)	$523,458
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	(109,194)
Allowance for loan losses, June 30, 2021 (unaudited)	$414,264

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3) and short-term investments in CDFI and Low Income Designated depository institutions under the Company’s cash management program.

As of June 30, 2021, notes payable totaled approximately $87,432,000. Notes issued to investors in the Company’s CDFI lending products mature in 30 to 60 months and earn interest at the rate of 2.5% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. Notes issued to investors in the Company’s depository products earn interest at variable rates and generally have a term of 90 days.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D effective July 1, 2020. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CDFIs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CDFIs. As of June 30, 2021, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $395,352.

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As of December 31, 2020, notes payable totaled approximately $57,774,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

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NOTE 6 – INCOME TAXES

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the six months ended June 30, 2021:

Current tax provision
Federal	$-
State	1,600
Total	$1,600

Deferred tax provision (benefit)
Federal	$(93,000)
State	(39,000)
Valuation allowance	132,000
Total	-
Total provision for income taxes	$1,600

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2021:

Deferred tax asset attributable to:
Net operating loss carryover	$878,000
Temporary differences	202,000
Valuation allowance	(1,080,000)
Net deferred tax asset	$-

Based on federal tax returns filed, or to be filed, through June 30, 2021, the Company has available approximately $2,944,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $2,459,000 arising from tax years beginning after 2017 can be carried forward indefinitely. For California state tax reporting purposes, net operating loss carryforwards cannot be used in tax years beginning on or after January 1, 2020 and before January 1, 2023 in accordance with California Assembly Bill 85. The Company’s net operating loss carryforwards will begin to expire in 2039 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

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NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 11,009,805 shares of Preferred Stock, each having a par value of $0.00001. The Preferred Stock is convertible to Common Stock at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidity Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Series Seed Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

On August 25, 2020, the Company issued 10,071,611 Preferred Shares in its Series Seed financing, in exchange for the Company’s then-outstanding convertible notes and accrued interest, the Company’s then-outstanding SAFEs, and cash consideration.

Subsequent to the closing of the Series Seed financing, the Company has issued 780,230 Preferred Shares.

As of June 30, 2021 and December 31, 2020, 10,851,841 shares of Preferred Stock were issued and outstanding.

Common Stock

The Company is authorized to issue 22,200,000 shares of Common Stock, each having a par value of $0.00001. As of June 30, 2021, 6,653,525 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). This plan was amended in 2020 to increase the number of shares of Common Stock authorized under the plan. The 2018 Equity Incentive Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 3,362,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

No Common Stock Purchase Warrants or options to purchase Common Stock were issued during the six months ended June 30, 2021.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the six months ended June 30, 2021 and the year ended December 31, 2020 was as follows:

Shares Available for Grant
Balance at December 31, 2019 (audited)	1,087,500
Increase in authorized shares	1,862,207
Options granted	(177,199)
Options canceled or expired	122,192
Balance at December 31, 2020 (audited)	2,894,700
Options granted	-
Options canceled or expired	-
Balance at June 30, 2021 (unaudited)	2,894,700

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Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the six months ended June 30, 2021 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2020 (audited)	228,456	$0.06	8.8
Granted	-	-
Exercised	-	-
Canceled or expired	-	-
Balance at June 30, 2021 (unaudited)	228,456	$0.06	8.3

At June 30, 2021, options for the purchase of 141,514 shares at a weighted average price of $0.05 per share and a weighted average remaining contractual life of approximately eight years were vested and exercisable.

The Company will recognize the remaining value of the options through 2024 as follows:

July 1 through December 31, 2021	$1,077
2022	1,617
2023	1,206
2024	60
$3,960

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

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NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 22, 2021, the issuance date of these consolidated financial statements. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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ITEM 4. EXHIBITS

Exhibit Number	Description
2.1.1	Certificate of Incorporation.*

2.2	Bylaws.*

3.1	Form of Subscription Agreement.*

4.1	Form of CNote Note.*

15.1	Form of Master Promissory Note.*

15.2	Terms of Use.*

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	CNote Group, Inc

Date: September 22, 2021	By: /s/ Catherine Berman

Catherine Berman
President, Chief Executive Officer, Principal Executive Officer and Director

By: /s/ Yuliya Tarasava

Yuliya Tarasava
Chief Operating Officer, Treasurer, Principal Financial and Accounting Officer, Secretary and Director